Filed Pursuant to Rule 424(b)(3)
File Number 333- 168372

PROSPECTUS SUPPLEMENT NO. 2

Prospectus Supplement No. 2
to Prospectus dated August 6, 2010

Z TRIM HOLDINGS, INC.

This Prospectus Supplement No. 2 supplements our Prospectus dated August 6, 2010 and Prospecuts Supplement No. 1 dated August 17, 2010. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, except upon the exercise of warrants.

Our common stock is quoted on the OTC Bulletin under the symbol ZTHO. On August 16, 2010, the closing price of our common stock on the OTC Bulletin Board was $0.90.

This Prospectus Supplement includes the following attached items:

Current Report on Form 8-K dated September 14, 2010, as filed by us with the Commission on September 15, 2010.

YOU SHOULD READ THE PROSPECTUS, AS SUPPLEMENTED, AND THIS PROSPECTUS SUPPLEMENT NO.  2, INCLUDING THE RISK FACTORS THAT BEGIN ON PAGE 3 OF THE PROSPECTUS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is September 16, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  September 7, 2010

__________

Z TRIM HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Illinois	001-32134	36-4197173
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification no.)

1011 Campus Drive Mundelein, IL 60060 (Address of principal executive offices)		60060 (Zip code)

Registrant’s telephone number, including area code: (847) 549-6002

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                Entry into a Material Definitive Agreement.
Item 3.02                                Unregistered Sales of Equity Securities.

On September 7, 2010, we entered into a private placement subscription agreement with an investor pursuant to which we sold 30 units consisting of Preferred Stock and warrants, for an aggregate offering price of $300,000.   Each of the units (individually, a “Unit” and collectively, the “Units”) consists of 2,000 shares of the Series I 8% Convertible Preferred Stock (“Preferred Stock”) at an Original Issue Price of $5.00 per share, with  rights to:  (i) a dividend which accrues cumulatively on a daily basis at the rate of 8% per annum of the Original Issue Price payable in shares of the Common Stock; (ii) conversion into such a number of shares of Common Stock determined by dividing the Original Issue Price by the Conversion Price, initially, $1.00; (iii) a liquidation preference equal to the sum of the Original Issue Price and an amount equal to 8% of the Original Issue Price for each 12 months that passed since the date of issuance of any of the Preferred Stock; and (iv) mandatory redemption, by the Company, 24 months from the date of issuance of the Preferred Stock at a redemption price equal to the Original Issue Price plus any accrued but unpaid dividends.  The dividend component on liquidation and redemption is payable in shares of the Common Stock of the Company.  Payment of the dividend, mandatory redemption and any provisions requiring payment on the Preferred Stock are deferred until the 2008 Notes due in 2010 and the 2009 Notes due in 2011 and 2012 are paid in full.  Such deferral, even if the maturity dates on the Notes are extended, will not constitute a default under the Preferred Stock terms.  The Preferred Stock terms may be amended by the Company and  the consent of the holders of the majority of the outstanding shares and such majority may also waive an adjustment to the Conversion Price.

The Preferred Stock is convertible into a total of 300,000 shares of Common Stock.  The investor also received one five-year warrant for each Unit purchased, to purchase 15,000 shares of Common Stock per unit with an exercise price of $1.50 per share (“Warrants”).  The total warrants issued to the investor were 450,000.  Brightline Ventures I, LLC, invested $300,000 of the total amount set forth in the preceding paragraph.  Current Z Trim Director Edward Smith, III,  is a managing partner of Brightline Capital Management, LLC, which is the investment manager of Brightline Ventures I, LLC.

We also entered into registration rights agreements pursuant to which we have agreed to file with the Securities and Exchange Commission a registration statement covering the resale of the Common Stock underlying the Preferred Stock and Warrants.

The descriptions herein are qualified in their entirety by reference to the copies of the forms of the Subscription Agreement, the Warrant, and the Registration Rights Agreement which are attached as exhibits to the Form 8-K filed by the Company on June 7, 2010.

We determined that all of the securities sold and issued in the private placement were exempt from registration under the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(2) of the Act and Rule 506 of Regulation D promulgated under the Act.  We based this determination on the non-public manner in which we offered the securities and on the representations of the persons purchasing such securities, which included, in pertinent part, that such persons were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Act, and that such persons were acquiring such securities for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to resale or distribution, and that each such person understood such securities may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

Between August 1 and September 10, the Company issued 637,000 shares of its common stock, $.00005 par value per share, upon conversion to common stock of $637,000 principal amount of its 8% Convertible Secured Notes Due in 2010 (the "Notes"), as well as interest of $101,920 on such notes. As a result of the conversion of the Notes into common stock, the Company has reduced its total outstanding convertible debt to $6,443,000 and increased its common stock and additional paid-in-capital by an aggregate of $637,000.

The issuance of the shares of common stock upon conversion of the Notes is exempt from registration under the Securities Act of 1933, as amended, by reason of Section 3(a)(9) thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Z TRIM HOLDINGS, INC.

Date: September 14, 2010	By:	/s/ Steve Cohen
Name: Steve Cohen
Title: President